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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

              Imperial Credit Commercial Mortgage Investment Corp.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  45272T 10 2
                       ---------------------------------
                                 (CUSIP Number)

                             Irwin L. Gubman, Esq.
                                General Counsel
                        Imperial Credit Industries, Inc.
                             23550 Hawthorne Blvd.
                              Bldg. #1, Suite 240
                               Torrance, CA 90505
                                  (310) 791-8040
                       ---------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 11, 1999
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 2 Pages
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     This Amendment No. 2 amends and supplements Items 4 and 7 of the statement on Schedule 13D, dated May 8, 1999, filed by Imperial Credit Industries, Inc., a California corporation ("Imperial Credit"), relating to the shares of Common Stock of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation (the "Company"). Capitalized terms used but not defined herein have the same meanings as described to such terms in the initial filing.

Item 4.        Purpose of Transaction

     On May 8, 1999, Imperial Credit proposed to the Board of Directors of the Company an all cash acquisition of the Company that would value the Company at $11.00 per share. Imperial Credit has now increased its May 8 all cash acquisition offer to a price that would value the Company at $11.50 per share. A copy of the press release issued by Imperial Credit relating to this proposal on June 11, 1999 is attached as Exhibit 1 to this Amendment No. 2.

Item 7.        Material Required to be Filed as Exhibits

     1.   Press release of Imperial Credit, dated June 11, 1999.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999

                                         IMPERIAL CREDIT INDUSTRIES, INC.


                                         By:           /s/Irwin L. Gubman
                                             ----------------------------------
                                              Irwin L. Gubman
                                              General Counsel